N-SAR Sub-Item 77O - Transaction Effected Pursuant To Rule 10f-3


ALLEGIANT FUNDS: Allegiant Intermediate Bond Fund

Pursuant to Rule 10f-3, the following constitutes the required report of securities that were purchased from syndicates in which an affiliated broker-dealer was a participant for the period June 1, 2007 through November
30, 2007 in Accordance with the Trust's Procedures Adopted
Pursuant to Rule 10f-3.



ISSUER: LOWE'S
Trade Date: 9/6/07
Part of an issue registered under the 1933 Act that is being offered to the public
3 years operations: Yes
Selling Broker: JP Morgan
Shares Purchased: 3 million
Purchase Price Per Share: $99.831
% of Issue: 0.545%


ISSUER: MARATHON OIL
Trade Date: 9/20/07
Part of an issue registered under the 1933 Act that is being offered to the public
3 years operations: Yes
Selling Broker: Bank of America
Shares Purchased: 2 million
Purchase Price Per Share: $100
% of Issue: 0.2667%